SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                       SEC File Number 000-30486

                           NOTIFICATION OF LATE FILING
            (Check One): |X| Form 10-K and Form 10-KSB
                         |_| Form 11-K
                         |_| Form 20-F
                         |_| Form 10-Q and Form 10QSB
                         |_| Form N-SAR

             For Period Ended:  June 30, 2004
                                --------------

                         |_| Transition Report on Form 10-K
                         |_| Transition Report on Form 10-Q
                         |_| Transition Report on Form 20-F
                         |_| Transition Report on Form N-SAR
                         |_| Transition Report on Form 11-K

         For the Transition Period Ended:
                                           -------------

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Advanced Communications Technologies, Inc.
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Former name if applicable
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Address of principal executive office (Street and number) 420 Lexington Avenue
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City, state and zip code  New York, New York  10170
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion X thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      As a result of certain asset acquisitions made by the Company during fiscal year 2004 and the integration of these new assets into the financial statements of the Company, the completion of the financial statements has been delayed.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

Gary A. Miller, Esq.                            215           851-8472
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    (Name)                                   (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        |X| Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        |X| Yes   |_| No


      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended June 30, 2004, our financial results reflect an overall profit of $475,820 or $.00 per share which was a substantial increase of $2,344,851 from the net loss of $(1,869,031) or $(.012) per share for fiscal year ended June 30, 2003. Of the $2,344,851 increase in net income, $780,938 is a result of the Company negotiating and settling a majority of our accounts payable and other liabilities at a substantial discount and generating forgiveness of debt income along with a $918,711 reduction in interest expense, lawsuit settlements and operating expenses. An additional $439,999 of net income was realized through the Company's investment in the Yorkville Advisors Management, LLC investment partnership.

Revenue for the fiscal year ended June 30, 2004 was $605,468 versus $0 during the prior fiscal year. The revenue was entirely attributable to the operations of our subsidiary, Cyber-Test, Inc., which the Company acquired on June 3, 2004, for the period of June 3, 2004 through June 30, 2004. All revenue generated by Cyber-Test was from the repair and service of computer peripheral products, extended warranty sales and the sale of computer parts and accessories.

Total operating expenses for the fiscal year ended June 30, 2004 were $788,261, which represents a 35% decrease from the $1,216,776 incurred during the prior fiscal year. The reduction in operating expenses was primarily attributable to a reduction in professional and consulting fees for the fiscal year ended June 30, 2004 of $355,695, or a 55% decrease versus the prior fiscal year ended due to the continued curtailment of the Company's operations and the overall reduction in legal fees associated with the Company's settlement of all of its remaining lawsuits during fiscal year ended June 30, 2004, including its litigation with Roger May and Advanced Communications (Australia).

Depreciation and amortization expense decreased by $196,709 to $229,103 from $425,812 due to deferred commitment fees and financing costs being fully amortized in fiscal year 2004.

Other general and administrative expenses amounted to $266,525 for the fiscal year ended June 30, 2004, which is a $138,163 increase from the prior fiscal year due principally to the addition of Cyber-Test's operating business overhead in June 2004. Such overhead expenses include the one month overhead operation and cost associated with employing approximately 85 employees and operating a 29,000 square foot office and warehouse facility.

During the fiscal year ended June 30, 2004, the Company also realized $1,058,878 of net other income due to (i) the favorable results of its investment in Yorkville Advisors, which generated $439,999 of net income, and (ii) $780,938 of forgiveness of indebtedness income generated from the successful settlement, at a discount, of certain of our debts.


                   Advanced Communications Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  09/28/04                         /s/ Wayne I. Danson
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                                       Name: Wayne I. Danson
                                       Title:  President and Chief
                                               Financial Officer